

December 8, 2011

Via Facsimile
Michael Shalom
Chief Executive Officer and President
Intcomex, Inc.
3505 NW 107th Avenue
Miami, FL 33178

     Re: **Intcomex, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed on March 31, 2011
             Form 10-Q for the Fiscal Quarter Ended June 30, 2011
             Filed on August 15, 2011
             File No. 333-134090

Dear Mr. Shalom:

We have reviewed your letter dated November 14, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 1, 2011.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Note 3. Acquisition of Business, page 10

1.   With regard to prior comment 2 you have not provided a sufficiently detailed response. Please explain how you determined your view that two distinct events occurred is appropriate. These transactions appear to have been set forth in a single agreement which suggests that they were negotiated together and represent a single economic transaction. In your response, it is not sufficient to state that management's view or intent was to complete two transactions, you must demonstrate why you believe that your accounting for your acquisition of Brightpoint complies with generally accepted accounting

principles. In this regard, please provide an analysis that is supported by references to accounting literature.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief